Exhibit 4.6

[Letterhead of Renesola Singapore Pte Ltd]

1st April 2013

Dear Mr. Huang, Sung-Te

Letter of appointment

This letter serves to confirm our offer of employment on the terms set below:

1.	Engagement

Renesola Singapore Pte Ltd is pleased to offer you employment as SVP in our organization under the conditions attached.

2.	Basic Monthly Salary

Your basic monthly salary will be S$                     (                     Singapore Dollar), which will be paid in two parts: S$                     (                    Singapore Dollar) and US$                     (                     US Dollar) per month. Your salary of this month will be credited to your designated bank account on the 1st of next month.

3.	AWS

You are eligible for Annual Wage Supplement (AWS). The AWS quantum shall be determined by the Management. Under normal circumstances, the AWS payable is equivalent to S$                     (                    Singapore Dollar) for employees who have served one (1) full calendar year with the company, and with less than one (1) year’s service shall be entitled to a pro-rated amount. The AWS shall be paid with the employee’s monthly salary of December of that year.

Basic monthly salary and AWS both will be considered as annual total salary in order to calculate the performance based bonus.

4.	Probation period

No probation period for the contract.

5.	Termination notice

Termination notice will comply with Singapore government related labor law.

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In the event of insufficient notice, which is in breach of the termination period stated in the contract, the other party shall be entitled to claim from the party who defaults, the equivalent of the monthly basic salary for such short notice.

Renesola Singapore Pte Ltd may terminate this agreement at any time without notice and without any payment in lieu of notice in the event of the employee’s breach of this agreement, any misconduct or negligence, or incapacitation preventing the performance of duties for a total of sixty (60) days or more in any twelve (12) consecutive months.

6.	Official working hours

This position should be subjected to flexible working hour system. The employee shall make coordination on the working time which should be subjected to the necessity of business and management and no additional compensation will be granted for overtime.

7.	Benefits

You will be entitled to annual leave 22 days and medical leave 14 days for each year of continuous service. As mentioned to you earlier, your annual leave will be based on the number of working days you worked in that year and will be adjusted accordingly at the end of that year. In the event that you resigned on your own accord or are being terminated, annual and medical leaves will be pro-rated accordingly.

Your annual leave entitlement will be forfeited if you fail to take your leave within 12 months after the end of 12 months of continuous service.

Your annual leave will be incremented by 1 day for each completed year of service rendered to the company, capping at 30 days each year of continuous service.

You will be entitled to S$                Medical claims and S$                Dental claims each year of continuous service. You will be entitled to housing allowance, which needs to be reimbursed by the valid invoices according to the Company HR policy. Any claims not utilized during the contractual period will be considered as forfeited.

8.	Insurance

All compensation and benefits defined above are amounts before tax, contain all insurance, individual income tax and other charges which the employee is required by applicable laws and regulations to pay, subject to normal federal, state and local (as applicable) deductions and tax withholdings.

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9.	Confidential Information

You will not, either during the continuance of this contract, or after its termination, disclose or divulge any secrets, transactions of information in respect of the Company’s business, which may come within your knowledge or possession in the course of your employment, without the consent of the Company. The company reserves the right to take necessary action against you should this happen.

10.	Conflict of interest

You shall not, during the continuance of this contract except with the knowledge and consent of the Company, embark , engage or interest yourself, whether for reward or gratuity, in any activity which would interfere with the performance of your duties with the Company or which, to your knowledge, would constitute a conflict of interest with the business of the Company. The company reserves the right to take necessary action against you should this happen.

This letter of appointment shall take effect from the date of signing. The original letter signed on 13 July, 2010 shall be lapsed automatically.

If you agree to the terms offered above, please sign and return the duplicate of this letter as confirmation of your understanding and acceptance of the terms of employment.

Yours sincerely

/s/ Lian Xiahe
Ms. Lian Xiahe
HR VP
Renesola Singapore Pte Ltd

ACKNOWLEDGEMENT

I, Huang, Sun-Te, NRIC number                                       understand and accept the above mentioned terms and conditions. I confirm that I shall commence work on Apr 1, 2013.

Signature:	/s/ Sun-Te Huang
Date:	Mar 22, 2013

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